UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 Forcenergy Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   345206 10 6
                                ----------------
                                 (CUSIP Number)


                                 E. Joseph Grady
                               c/o Forcenergy Inc
                         2730 S.W. 3rd Avenue, Suite 800
                            Miami, Florida 33129-2356
                                 (305) 856-8500
                        ----------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               September 25, 1998
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 7 Pages

                                  SCHEDULE 13D

------------------------------                       ---------------------------
CUSIP No.          345206 10 6                               Page 2 of 7 Pages
------------------------------                       ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Forsinvest AB          (no IRS Identification No.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     /_/
                                                                (b)    /x/
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                         /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       1,652,095 shares of Common Stock
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                         none
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        1,652,095 shares of Common Stock
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         none
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,652,095 shares of Common Stock.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%*  (*based on 24,701,014 shares reported as outstanding as of
          July 31, 1998)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------                     -----------------------------
CUSIP No.          345206 10 6                               Page 3 of 7 Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Eric Forss         (no IRS Identification No.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      /_/

                                                                    (b)      /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Sweden
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       19,200
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        1,652,095 shares of Common Stock **
           REPORTING                     See Item 5.
            PERSON              ------------------------------------------------
                                9        SOLE DISPOSITIVE POWER
                                         19,200
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         1,652,095 shares of Common Stock **
                                         See Item 5.
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,671,295 shares of Common Stock ** See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |X|
         Excludes 36,000 shares of Common Stock issuable upon the exercise of vested director stock options
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%* (*based on 24,701,014 shares reported as outstanding as of
          July 31, 1998)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The title of the class of the equity securities to which this Amendment No. 2 to the Statement on Schedule 13D relates is common stock, par value $.01 per share (the "Common Stock"). The name and address of the principal executive offices of the issuer of such securities is Forcenergy Inc, a publicly held Delaware corporation (the "Issuer"), 2730 S.W. 3rd Avenue, Suite 800, Miami, Florida 33129-2356. The Issuer was incorporated under the name Forcenergy Gas Exploration, Inc.

         This Amendment No. 2 is being filed jointly by Forsinvest AB, a privately held Swedish corporation ("Forsinvest"), and Eric Forss, a citizen of the Kingdom of Sweden. Information provided in this Amendment No. 2 to the Statement on Schedule 13D is as of the date of filing unless otherwise specified below. This Amendment No. 2 amends the reporting persons' previous joint Statement as follows:

ITEM 5 IS HEREBY AMENDED TO REFLECT THE FOLLOWING INFORMATION:

         The transactions set forth below were made by the reporting persons on the Stockholm Stock Exchange with respect to Swedish Depository Receipts representing shares of Common Stock held by such persons, except as otherwise indicated. All transactions reported below are sales unless otherwise indicated. All proceeds or costs were incurred and are reported below in Swedish kroners ("SEK") unless otherwise indicated.

FORSINVEST AB

Date                       Number of Shares          Total Proceeds or Cost     Price per Share
----                       ----------------          ----------------------     ---------------

                                                             (SEK)                      (SEK)
7/31/98                    25,000                        2,357,537                      94.30
8/7/98                     7,200                           634,668                      88.15
8/7/98                     12,800                        1,029,436                      80.42
8/12/98                    10,000                          711,287                      71.13
8/17/98                    10,000                          768,016                      76.80
8/19/98                    5,000                           342,764                      68.55
8/20/98                    50,000                        3,064,921                      61.30
8/24/98                    15,000                          936,486                      62.43
8/24/98                    15,000                          951,838                      63.46
8/24/98                    20,000                        1,269,345                      63.47
8/25/98*                   7,800 (purchase)              1,133,262                     145.29
8/28/98                    200                              10,751                      53.75
8/31/98                    1,700                            86,310                      50.77
9/1/98                     5,300                           259,376                      48.94
9/2/98                     10,000                          467,003                      46.70
9/4/98                     2,800                           138,375                      49.42
9/7/98                     1,200                            66,499                      55.42
9/7/98                     5,700                           264,961                      46.48
9/8/98                     3,371                           185,751                      55.10
9/9/98                     1,300                            67,594                      52.00
9/11/98                    5,300                           279,363                      52.71
9/11/98                    10,000                          486,934                      48.69
9/14/98                    10,000                          554,616                      55.46
9/17/98                    10,000                          572,971                      57.30
9/25/98                    15,000                          812,242                      54.15
9/25/98*                   25,000                     U.S.$184,674                  U.S.$7.39
9/30/98                    4,800                           232,830                      48.51
                           -----------------
         Net shares sold:  273,871 shares

         As a result of the transactions described above, Forsinvest AB owned an aggregate of 1,652,095 shares of Common Stock as of September 30, 1998.


                                Page 4 of 7 Pages

Eric Forss

Date                       Number of Shares          Total Proceeds or Cost     Price per Share
----                       ----------------          ----------------------     ---------------
                                                             (SEK)                 (SEK)
8/20/98                    3,000 (purchase)                267,197                 89.07
8/21/98*                   16 (purchase)                     1,109                 69.31
                           -----------------
    Net shares acquired:   3,016

*  Sold or purchased in private transactions.

         As a result of the transactions described above, Eric Forss owned directly an aggregate of 19,200 shares of Common Stock as of September 30, 1998.

         Although Mr. Forss serves as one of three directors of Forsinvest AB, Mr. Forss does not control the ordinary business of Forsinvest AB, including the voting or disposition of shares of Forcenergy Inc. In addition, Mr. Forss has a pecuniary interest in Forsinvest AB of approximately 10%. Accordingly, this Statement shall not be construed as an admission that Mr. Forss is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of securities owned by Forsinvest AB covered by this Statement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Shareholders' Agreement, dated as of December 18, 1997, among Forcenergy Inc, Forsinvest AB, Eric Forss and Stridor Invest AB. (Previously filed).

         B. Agreement for Joint Filing on Behalf of Each Reporting Person. (Previously filed).

         C. Form of Registration Rights Agreement, dated as of March 31, 1998, among Forcenergy Inc, Eric Forss and Forsinvest AB. (Previously filed).



                                Page 5 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 1998

                                                   FORSINVEST AB



                                                   By:    /s/ ERIC FORSS
                                                        ------------------------
                                                   Name:  Eric Forss
                                                   Title: Director


                                Page 6 of 7 Pages

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 1998

                                                   ERIC FORSS



                                                   /s/ ERIC FORSS
                                                   -----------------------------
                                                   Eric Forss



                                Page 7 of 7 Pages